Dated June 21, 2021

Filed Pursuant to Rule 433

Registration Statement No. 333-236846

UDR Prices Public Offering of

6,100,000 Shares of Common Stock

DENVER, CO., June 21, 2021 – UDR, Inc. (the “Company”) (NYSE: UDR), announced today that it has priced an underwritten public offering of 6,100,000 shares of common stock at a price of $49.38 per share, all of which are being offered in connection with the forward sale agreements described below and all of which will be sold to one institutional investor.

BofA Securities and Citigroup are acting as joint book-running managers for the offering.

The Company has entered into forward sale agreements with BofA Securities and Citigroup or their affiliates (the “forward purchasers”) with respect to 6,100,000 shares of its common stock. In connection with the forward sale agreements, the forward purchasers or their affiliates are expected to borrow and sell to the underwriters an aggregate of 6,100,000 shares of the common stock that will be delivered in this offering. Subject to its right to elect cash or net share settlement, which right is subject to certain conditions, the Company intends to deliver, upon physical settlement of such forward sale agreements on one or more dates specified by the Company occurring no later than June 20, 2022, an aggregate of 6,100,000 shares of its common stock to the forward purchasers in exchange for cash proceeds per share equal to the applicable forward sale price, which is the public offering price, less underwriting discounts and commissions, and is subject to certain adjustments as provided in the forward sale agreements.

The offering is expected to close on June 24, 2021, subject to customary closing conditions.

The Company will not initially receive any proceeds from the sale of shares of its common stock by the forward purchasers or their affiliates in the offering. The Company expects to use the net proceeds, if any, it receives upon the future settlement of the forward sale agreements for planned acquisitions or other investments, the Company’s existing development and Developer Capital Program pipeline, and working capital and general corporate purposes, which may include the repayment of outstanding indebtedness under the Company’s commercial paper program, unsecured revolving credit facility and working capital credit facility, if any.

Selling common stock through the forward sale agreements enables the Company to set the price of such shares upon the pricing of the offering (subject to certain adjustments) while delaying the issuance of such shares and the receipt of the net proceeds by the Company until the expected funding requirements described above have occurred.

This offering is being conducted pursuant to the Company’s currently effective shelf registration statement, which was previously filed with the Securities and Exchange Commission (the “SEC”). This press release does not constitute an offer to sell or the solicitation of an offer to buy any of the Company’s securities, nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

You may obtain copies of the prospectus supplement and prospectus relating to the offering, when available, without charge from the SEC at www.sec.gov. Alternatively, copies of these documents may be obtained by contacting (i) BofA Securities, Attention: Prospectus Department, NC1-004-03-43, 200 North College Street, 3rd floor, Charlotte, NC 28255-0001, or by emailing dg.prospectus_requests@bofa.com; and (ii) Citigroup, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, telephone: 1-800-831-9146, or by emailing prospectus@citi.com.

Forward-Looking Statements

Certain statements made in this press release may constitute “forward-looking statements.” Words such as “expects,” “intends,” “believes,” “anticipates,” “plans,” “likely,” “will,” “seeks,” “estimates” and variations of such words and similar expressions are intended to identify such forward-looking statements. Forward-looking statements, by their nature, involve estimates, projections, goals, forecasts and assumptions and are subject to known and unknown risks, uncertainties and other factors which may cause actual results or outcomes to differ materially from those expressed or implied by such forward-looking statements, due to a number of factors which include, but are not limited to, the impact of the COVID-19 pandemic and measures intended to prevent its spread or address its effects, unfavorable changes in the apartment market, changing economic conditions, the impact of inflation/deflation on rental rates and property operating expenses, expectations concerning availability of capital and the stability of the capital markets, the impact of competition and competitive pricing, acquisitions, developments and redevelopments not achieving anticipated results, delays in completing developments, redevelopments and lease-ups on schedule, expectations on job growth, home affordability and demand/supply ratio for multifamily housing, expectations concerning development and redevelopment activities, expectations on occupancy levels and rental rates, expectations concerning joint ventures and partnerships with third parties, expectations that technology will help grow net operating income, expectations on annualized net operating income and other risk factors discussed in documents filed by the Company with the Securities and Exchange Commission from time to time, including the Company's Annual Report on Form 10-K and the Company's Quarterly Reports on Form 10-Q. Actual results may differ materially from those described in the forward-looking statements. These forward-looking statements and such risks, uncertainties and other factors speak only as of the date of this press release, and the Company expressly disclaims any obligation or undertaking to update or revise any forward-looking statement contained herein, to reflect any change in the Company's expectations with regard thereto, or any other change in events, conditions or circumstances on which any such statement is based, except to the extent otherwise required under the U.S. securities laws.

About UDR, Inc.

UDR, Inc. (NYSE: UDR), an S&P 500 company, is a leading multifamily real estate investment trust with a demonstrated performance history of delivering superior and dependable returns by successfully managing, buying, selling, developing and redeveloping attractive real estate properties in targeted U.S. markets. As of March 31, 2021, UDR owned or had an ownership position in 52,617 apartment homes including 1,417 homes under development. For over 48 years, UDR has delivered long-term value to shareholders, the best standard of service to residents and the highest quality experience for associates.

Contact: UDR, Inc.

Trent Trujillo

ttrujillo@udr.com

720-283-6135